# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aurora Innovation, Inc., CIK 0001828108
CUSIP: 051774107
Title of class of securities: Class A Common Stock, $0.00001 Par Value Per Share
Address of issuer's principal executive offices: 1654 Smallman St., Pittsburgh, Pennsylvania (PA), 15222
Date of event which requires filing of this statement: 10/18/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000947871-21-001168
Filed by CIK 0001094517

## Reporting persons
- Toyota Motor Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 47,348,178; shared voting power 0; sole dispositive power 47,348,178; shared dispositive power 0; aggregate amount beneficially owned 47,348,178 (3.5% of the class)
  Comment: ITEM 11* This constitutes an exit filing for the Reporting Person. The ownership information presented above represents beneficial ownership of Class A Common Stock of the Issuer based upon 1,351,555,176 shares of Class A Common Stock issued and outstanding as of October 23, 2024 (based on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 31, 2024).

## Item 1. Issuer
Name of issuer: Aurora Innovation, Inc.
Address of issuer's principal executive offices: 1654 Smallman St., Pittsburgh, Pennsylvania 15222

## Item 2. Person Filing
Name of person filing: Toyota Motor Corporation
Address of principal business office or, if none, residence: 1 Toyota cho, Toyota City, Aichi 471-8571, Japan
Citizenship: Please refer to Item 4 on the cover page for the Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

This Amendment No. 2 to Schedule 13G constitutes an exit filing for the Reporting Person.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT DESCRIPTION
1 Power of Attorney*

____________________________________________________________

*Previously filed

## Signatures
- Toyota Motor Corporation: /s/ Masahiro Yamamoto, Masahiro Yamamoto/Chief Officer, Accounting Group (02/14/2025)